≡GOLDCORP

TSX: **G**   NYSE: **GG**

Suite 3400 – 666 Burrard St.
Vancouver, BC, V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

(All Amounts in $US unless stated otherwise)

GOLDCORP REPORTS 2013 SECOND QUARTER RESULTS

Vancouver, British Columbia, July 25, 2013 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported quarterly revenues of $889 million, generating adjusted net earnings[1,2] of $117 million, or $0.14 per share, compared to $332 million, or $0.41 per share, in the second quarter of 2012. A non-cash impairment charge, primarily related to exploration potential at Peñasquito, led to a net loss in the quarter of $1.93 billion compared to net earnings of $268 million in the second quarter of 2012. Adjusted operating cash flow[1,3] was $388 million or $0.48 per share.

Second Quarter 2013 Highlights

- Revenues totaled $889 million.
- Gold sales totaled 624,300 ounces[1] on gold production of 646,000 ounces.
- All-in sustaining costs totaled $1,279[1,4] per ounce, cash costs totaled $646 per ounce on a by-product basis[1,5] and $713 per ounce on a co-product basis[1,5].
- Adjusted operating cash flow totaled $388 million or $0.48 per share.
- Adjusted net earnings were $117 million, or $0.14 per share.
- Dividends paid amounted to $121 million.
- Impairment charge of $1.96 billion, net of tax.
- New water source identified at Peñasquito.
- Agreement-in-principle reached on amendments to Pueblo Viejo Special Lease Agreement.
- Reconfirmed 2013 guidance of between 2.55 to 2.80 million ounces at total cash costs of between $1,000 and $1,100 per ounce on an all-in sustaining cost basis, $525 to $575 per ounce on a by-product basis, and $700 to $750 per ounce on a co-product basis.

"Gold production across the portfolio was as planned during the second quarter, but revenues and operating cash flows were significantly impacted by lower realized gold prices, timing of gold production and a temporary increase in inventory at Red Lake," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "Almost half of our total quarterly gold and silver sales occurred in the month of June, which coincided with a period of particularly weak prices for the metals.

"Goldcorp is uniquely positioned in the industry with a solid balance sheet and quality growth profile, and we are taking action to maintain these competitive advantages. In response to lower metals prices and resulting lower-than-expected cash flow this year, we have implemented company-wide spending reductions that will help to safeguard our strong financial position while keeping intact the key elements of our industry-leading growth profile.

"Market factors have also necessitated a reassessment of the book value of our portfolio, which has led to an after-tax charge of $1.96 billion, consisting primarily of impairment to the value of exploration potential at Peñasquito. Peñasquito continues to possess strong exploration upside, but due to lower metals prices, the current in situ market value of exploration potential has decreased significantly. This mine is a key driver of our long-term financial performance and this charge simply aligns the carrying value of the asset, which was established over seven years ago, with the current market environment for exploration properties in the gold industry."

Financial Review

In light of the decrease in metals prices, the Company is reviewing its short term operating plans with a focus on improving operating cash flow through optimal mine planning in a lower cost price environment, cost containment, and maximizing returns on capital employed.

The Company has identified opportunities to defer 2013 and 2014 capital expenditures at its three growth projects currently under construction, Cerro Negro, Éléonore and Cochenour. These reductions involve non-critical path items and are not expected to have material impacts to the project schedules or the timing of initial gold production and ramp-up to commercial production. Additional reductions have also been identified at early-stage development projects including Camino Rojo, El Morro and Cerro Blanco. Reductions in sustaining capital at its operating mines have also been identified. These measures are expected to reduce 2013 capital expenditures by approximately $200 million to $2.6 billion.

In addition, reductions in general administrative and exploration expenses have also been implemented. The Company has targeted a 10% reduction in general administrative expense for 2013, resulting in new G&A guidance of $164 million for 2013 compared to previous guidance of $180 million. A targeted $25 million reduction in exploration expenditures has resulted in revised 2013 guidance of $200 million compared to previous guidance of $225 million.

Impairment

Consistent with International Financial Reporting Standards, the sharp decline in commodity prices seen in the second quarter of 2013 and the Company's market capitalization falling below its net asset value are deemed to be indicators of potential impairment. The Company performs impairment testing annually on all mining assets and more frequently if impairment indicators are present. Impairment testing is performed using life of mine after–tax cash flow projections, which incorporate management's best estimates of future metal prices, production based on current estimates of recoverable mineral reserves and mineral resources, exploration potential, future operating costs and non-expansionary capital expenditures, and long-term foreign exchange rates. In the case of Peñasquito, the market value of exploration potential was established on the balance sheet when the property was acquired in 2006. Due to the decline in market valuations of exploration properties, the value of the Peñasquito cash generating unit has decreased significantly below the accounting book value. As a result, the Company recorded an impairment charge of $1.83 billion, net of tax on Peñasquito and a total of $1.96 billion, net of tax, for the three and six months ended June 30, 2013.

Second Quarter Financial Results

Gold sales in the second quarter were 624,300 ounces on production of 646,000 ounces. This compares to sales of 532,000 ounces on production of 578,600 ounces in the second quarter of 2012. Silver production totaled 7.2 million ounces compared to silver production of 8.2 million ounces in the prior year's second quarter. Operating costs were $1,279 per ounce of gold on an all-in sustaining cost basis, $646 per ounce on a by-product basis and $713 on a co-product basis.

Net loss in the quarter totaled $1.93 billion compared to net earnings of $268 million in the second quarter of 2012. Adjusted net earnings in the second quarter totaled $117 million, or $0.14 per share, compared to $332 million or $0.41 per share, in the second quarter of 2012. Adjusted net earnings in the second quarter of 2013 primarily exclude the impairment charge, losses from the foreign exchange translation of deferred income tax liabilities, and mark-to-market gains on the conversion feature of convertible senior notes, but include the impact of non-cash stock-based compensation expenses which amounted to approximately $22 million or $0.03 per share for the quarter. Adjusted operating cash flow was $388 million compared to $520 million in last year's second quarter. The average realized gold price for the quarter was $1,358 per ounce compared to $1,596 per ounce during the year-ago quarter.

Mexico

New Water Source Identified at Peñasquito

The Company announced today that a new water source, the Northern Well Field, has been identified within Peñasquito's current permitted Cedros basin that is expected to provide water sufficient to reach permitted water capacity of 95,000 m^3 per day. When completed, the additional water source will remove a key obstacle to the resumption of the ramp-up to design mill throughput. Mill throughput has been limited by lower-than-expected water production in the current well field. During the first half of 2013, water availability has been stabilized with the addition of new wells within the existing well field and new dewatering wells around the mining areas. The 2013 production guidance at Peñasquito assumes throughput of 105,000 tonnes per day and production expectations over the balance of the five-year period currently assume throughput of 110,000 tonnes per day. The addition of the Northern Well Field provides the flexibility to resume ramp-up to the design throughput of 130,000 tonnes per day. The cost of the project is estimated to be approximately $150 million. Construction is expected to begin in the fourth quarter of 2013 with completion expected in the second half of 2014. The Company is currently working to acquire necessary rights-of-way and is evaluating alternative routes to access the well field.

To address Peñasquito district water requirements over the longer term, ongoing studies will continue to assess the potential to source waste water from nearby towns and municipalities to help meet water requirements for the Camino Rojo project and potential production from newly-discovered skarn mineralization beneath the Peñasquito pits. The Company has also studied several options to enhance tailings efficiency, with thickened tailings being a common component to the options evaluated. A follow-up study is now underway that will analyze the redesign of the current tailings facility to accommodate thickened tailings to reduce overall fresh water requirements at Peñasquito by between 35,000 and 40,000 m^3 per day. The study is expected to be completed in mid-2014.

Gold production at Peñasquito increased to 88,100 gold ounces in the second quarter at total cash costs of $920 per ounce on a by-product basis. Silver production increased to 5.2 million ounces, lead production totaled 35.4 million pounds and zinc production totaled 70.1 million pounds. Mining will continue to progress into higher grade ore over the second half of the year consistent with expected gold production guidance of between 360,000 and 400,000 ounces for the year. Process plant throughput in the quarter averaged 105,500 tonnes per day, with the month of June averaging nearly 121,000 tonnes per day due to greater-than-expected water availability.

An intensive exploration drilling program at Peñasquito continued in the second quarter of 2013, resulting in a total of 10,616 metres drilled in eight holes, six of which were completed in the quarter and two of which remain in progress. The exploration program continues to define the intersection of the copper–gold skarn deposit located below and adjacent to the currently designed open pits. Current exploration activities are focused on delineating the vertical and horizontal size and extension of the skarn deposit with intersections continuing to show attractive gold and copper grades.

Gold production at Los Filos was 83,500 ounces in the second quarter at a total cash cost of $624 per ounce on a by-product basis. The construction of the next expansion phase of the Los Filos heap leach pad facility was completed as planned during the quarter.   The 2013 exploration program continues to focus on converting the previous year's addition of inferred mineral resources into mineral reserves focusing at El Bermejal north. The evaluation of mine crushing and agglomeration expansion opportunities for Los Filos is underway and is anticipated to be completed by the first quarter of 2014.

Canada

At Red Lake in Ontario, gold production for the second quarter was 122,500 ounces at a total cash cost of $523 per ounce on a by-product basis.   Drilling continued on the NXT zone during the quarter and results indicate that the zone remains open vertically and to the west. Several drills are targeting this zone both from the 4199 exploration drift and from existing infrastructure at higher levels in the mine. Additional development of the 47 level drift to provide closer drill access to this zone was completed as planned during the second quarter and drilling will continue throughout the remainder of the year.

At Porcupine in Ontario, gold production in the second quarter totaled 69,800 ounces at a total cash cost of $782 per ounce on a by-product basis. Two key exploration platforms were completed in the second quarter of 2013 which enabled deeper exploration to commence on the down-plunge extension of the 1060 and VAZ zones. Surface exploration completed a winter drilling program in the surrounding regional targets and findings are being compiled with results expected by year-end 2013. The Hoyle Pond Deep project continued to advance, which will access deeper discovered zones of gold mineralization and enhance operational flexibility and efficiencies throughout the Hoyle Pond underground complex.

At the Hollinger Pit project, in light of the current metal prices, the company is advancing alternatives including a smaller pit which has stronger economics than the previous plan while also addressing the reclamation and safety issues associated with this historic mining site.

Central America

At Pueblo Viejo, second quarter gold production totaled 81,000 ounces at a total cash cost of $507 per ounce on a by-product basis. Production increased over the first quarter primarily due to higher tonnes processed as the mine ramps up to full capacity, expected in the second half of 2013. Construction of the 215 MW dual fuel power plant is progressing and is expected to be commissioned in the third quarter of 2013.

The government of the Dominican Republic had requested that Pueblo Viejo Dominicana Corporation accelerate and increase the benefits that the Dominican Republic will derive from the mine. An agreement in principle during the second quarter was reached after eight months of negotiations concerning amendments to the Pueblo Viejo Special Lease Agreement (SLA). If the proposed amendments are implemented and entered into force, revenues to the Government of the Dominican Republic will be increased and brought forward via a number of proposed changes. The proposed amendments are subject to negotiation of a Definitive Agreement and talks to finalize such an agreement continue in a constructive manner, but to-date the parties have not finalized the agreement.

Advancing the Growth Drivers

Cerro Negro

As part of the Company's response to lower metals prices, the Cerro Negro project in Argentina will defer non-essential infrastructure and non-critical path activities to 2014 and 2015, amounting to approximately $100 million savings in capital spending over this period.   In addition, the Company has terminated all exploration activities at site for the remainder of 2013, resulting in savings of approximately $15 to 20 million.

Receipt of the permit for the construction of the transmission line from site to the national grid was later than expected and has caused the construction period for the line to shift into the

Patagonian winter, which has the potential to delay commissioning and initial production until the first quarter of 2014.

Engineering, Procurement and Construction Management (EPCM) activities at Cerro Negro are progressing, with detailed engineering now at 93%. At the beginning of the second quarter underground ore production commenced from the Eureka mine which will provide the initial ore to the mill. Initial ore development commenced at the Mariana Norte and Mariana Central mines during June with initial stope production from both sites expected to occur in 2014. Ore is being stockpiled on the surface while mine development continues with ramp access, vertical raises, and horizontal stope development. At the end of the second quarter of 2013, the overall tonnage of the stockpile was in line with planned tonnes at slightly higher grades than anticipated.

Éléonore

In early July, forest fires near the Éléonore gold project prompted evacuation of the employees at the site.   In addition, certain development activities were halted for the last two weeks of June due to a general strike of the construction sector in the province of Quebec; workers returned to the site in the first week of July. Management is currently evaluating the impact of the above on the construction schedule with potential for minor impacts expected.

The exploration ramp has now reached 3,352 metres in length which corresponds to a vertical depth of approximately 515 metres below surface. The ramp is planned to connect with the main mine level (650m level) in November of this year, creating secondary egress with a complete ventilation circuit. In parallel with the ramp development, four other development crews were active at the end of June excavating mining levels in the Upper mine.   The production shaft has now reached a depth of 383 metres, in line with plan.

Exploration activities during the second quarter focused on in-fill drilling in the Upper mine area and exploration in the Lower mine area. A total of 23,528 metres of diamond drilling was completed from working platforms in the exploration ramp and at the 650m level, as compared to 18,885 metres in the prior quarter. Currently, four diamond drills are conducting in-fill and exploration drilling.

Cochenour

At the Cochenour project in the Red Lake district, the haulage drift has now advanced to 76%. Two drills continue to work in the haulage drift to test the potential of the underexplored area. Underground exploration diamond drilling of the Bruce Channel Deposit will commence in the second half of the year once the haulage drift reaches a sufficient extent and drilling platforms are excavated.

Camino Rojo

At the Camino Rojo project near Peñasquito exploration activities during the second quarter were focused on infill drilling and extraction of more than 15 tonnes of core samples for metallurgical studies of the sulphide portions of the West Extension and Represa zones. In addition, 20 tonnes of oxide and transitional core samples were extracted from the Represa zone for further column and flotation testing. Ten core drills operated for a total 34,533 metres drilled in 70 holes. Technical studies supporting the request for environmental permits for the exploration activities were submitted to the regulatory permitting authorities.

Cerro Blanco

In light of recent declines in the metals prices the Company has indefinitely suspended work at the early-stage Cerro Blanco project in Guatemala. Care and maintenance activities will continue at site and project development plans will be revisited as market conditions warrant.

2013 Guidance Outlook

The Company today reconfirmed guidance for 2013 of between 2.55 and 2.80 million ounces at total cash costs of between $1,000 and $1,100 per ounce on an all-in sustaining cost basis; $525 to $575 per ounce on a by-product basis and $700 to $750 per ounce on a co-product basis. As a result of the Company's capital spending changes, 2013 capital spending guidance has decreased to $2.6 billion compared to previous guidance of $2.8 billion.

"Despite recent market volatility, our business remains very sound," continued Jeannes. "Our operations are performing as planned and the project pipeline continues to advance impressively. The reductions to 2013 capital expenditures, along with anticipated cost reductions from our Operating for Excellence program, position Goldcorp well for success in the current environment. Our strong balance sheet and cash flows from stable producing assets will also allow us to continue to pursue investments that generate strong returns for our shareholders."

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

This release should be read in conjunction with Goldcorp's second quarter 2013 interim consolidated financial statements and MD&A report on the Company's website, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

A conference call will be held on July 25, 2013 at 10:00 a.m. (PDT) to discuss the second quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until August 25, 2013 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 5331726. A live and archived audio webcast will also be available at www.goldcorp.com.

(1) The Company has included non-GAAP performance measures on an attributable basis (Goldcorp share) throughout this document. Attributable performance measures include the Company's mining operations and projects and the Company's share from Alumbrera and Pueblo Viejo. The Company believes that disclosing certain performance measures on an attributable basis is a more accurate measurement of the Company's operating and economic performance and reflects the Company's view of its core mining operations. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. However these performance measures do not have any standardized meaning. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(2) Adjusted net earnings and adjusted net earnings per share are non-GAAP performance measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 43 of the Q2 2013 Management Discussion & Analysis ("MD&A") for a reconciliation of adjusted net earnings to reported net earnings attributable to shareholders of Goldcorp.

(3) Adjusted operating cash flows and adjusted operating cash flows per share are non-GAAP performance measures which the Company believes provides additional information about the Company's ability to generate cash flows from its mining operations. Refer to page 44 of the Q2 2013 MD&A for a reconciliation of adjusted operating cash flows to reported net cash provided by operating activities.

(4) For 2013, the Company is adopting an "all-in sustaining cost" non-GAAP performance measure that the Company believes more fully defines the total costs associated with producing gold. All-in sustaining costs include by-product cash costs, sustaining capital expenditures, corporate administrative expense, exploration and evaluation costs and reclamation cost accretion. As the measure seeks to reflect the full cost of gold production from current operations, new project capital is not included in the calculation. Accordingly, it is intended to provide additional information and should

not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. The Company reports this measure on a sales basis. Refer to page 42 of the Q2 2013 MD&A for a reconciliation of all-in sustaining costs.

(5) The Company has included non-GAAP performance measures - total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting Goldcorp's share of by-product silver, copper, lead and zinc sales revenues from Goldcorp's share of production costs.

Total cash costs on a co-product basis are calculated by allocating Goldcorp's share of production costs to each co-product based on the ratio of actual sales volumes multiplied by budget metal prices as compared to realized sales prices. The budget metal prices used in the calculation of co-product total cash costs were as follows:

	2013	2012	2011
Gold	$1,600	$1,600	$1,250
Silver	34.00	34.00	20.00
Copper	3.50	3.50	3.25
Lead	0.90	0.90	0.90
Zinc	0.90	0.90	0.90

Refer to page 40 of the MD&A for a reconciliation of total cash costs to reported production costs.

(6) At June 30, 2013 the Company held $899 million of cash and cash equivalents, $491 million of money market investments and held an undrawn $2 billion revolving credit facility.

Cautionary Note Regarding Forward Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economic and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates;

mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2012 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

For further information, please contact:

Jeff Wilhoit

Vice President, Investor Relations

Goldcorp Inc.

Telephone: (604) 696-3074

Fax: (604) 696-3001

E-mail: info@goldcorp.com

website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS
(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended June 30	
		2013	2012
Revenues		**$889**	$1,081
Gold produced (ounces)		**646,000**	578,600
Gold sold (ounces)		**624,300**	532,000
Copper produced (thousands of pounds)		**21,600**	31,500
Copper sold (thousands of pounds)		**19,400**	6,800
Silver produced (ounces)		**7,180,000**	8,184,100
Silver sold (ounces)		**7,005,000**	7,139,400
Lead produced (thousands of pounds)		**35,400**	45,900
Lead sold (thousands of pounds)		**36,800**	42,200
Zinc produced (thousands of pounds)		**70,100**	95,000
Zinc sold (thousands of pounds)		**61,800**	90,800
Average realized gold price (per ounce)		**$1,358**	$1,596
Average London spot gold price (per ounce)		**$1,414**	$1,609
Average realized copper price (per pound)		**$2.63**	$2.35
Average London spot copper price (per pound)		**$3.24**	$3.57
Average realized silver price (per ounce)		**$17.01**	$24.36
Average London spot silver price (per ounce)		**$23.11**	$29.38
Average realized lead price (per pound)		**$0.93**	$0.84
Average London spot lead price (per pound)		**$0.93**	$0.90
Average realized zinc price (per pound)		**$0.82**	$0.84
Average London spot zinc price (per pound)		**$0.83**	$0.87
Total cash costs – by-product (per gold ounce)		**$646**	$370
Total cash costs – co-product (per gold ounce)		**$713**	$619

Production Data:

Red Lake gold mines :	Tonnes of ore milled	**196,100**	216,000
	Average mill head grade (grams per tonne)	**20.91**	16.02
	Gold ounces produced	**122,500**	104,000
	Total cash cost per ounce – by-product	**$523**	$568
Porcupine mines :	Tonnes of ore milled	**989,600**	1,023,200
	Average mill head grade (grams per tonne)	**2.32**	2.40
	Gold ounces produced	**69,800**	74,900
	Total cash cost per ounce – by-product	**$782**	$674
Musselwhite mine :	Tonnes of ore milled	**356,500**	308,100
	Average mill head grade (grams per tonne)	**5.60**	6.00
	Gold ounces produced	**62,800**	56,500
	Total cash cost per ounce – by-product	**$786**	$819

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended June 30	
		2013	2012
Production Data (Cont.):			
Peñasquito :	Tonnes of ore mined	**14,181,300**	11,310,600
	Tonnes of waste removed	**30,770,200**	30,192,100
	Tonnes of ore milled	**9,600,800**	9,586,800
	Average head grade (grams per tonne) – gold	**0.43**	0.48
	Average head grade (grams per tonne) – silver	**22.51**	28.31
	Average head grade (%) – lead	**0.25**	0.31
	Average head grade (%) – zinc	**0.54**	0.68
	Gold ounces produced	**88,100**	103,800
	Silver ounces produced	**5,195,200**	6,570,700
	Lead (thousands of pounds) produced	**35,400**	45,900
	Zinc (thousands of pounds) produced	**70,100**	95,000
	Total cash cost per ounce – by-product	**$920**	($425)
	Total cash cost per ounce – co-product	**$998**	$642
Los Filos mine :	Tonnes of ore mined	**6,526,600**	6,587,200
	Tonnes of waste removed	**11,468,200**	9,069,900
	Tonnes of ore processed	**6,572,700**	6,693,300
	Average grade processed (grams per tonne)	**0.70**	0.69
	Gold ounces produced	**83,500**	85,200
	Total cash cost per ounce – by-product	**$624**	$535
El Sauzal mine :	Tonnes of ore mined	**556,000**	586,600
	Tonnes of waste removed	**3,030,400**	2,802,700
	Tonnes of ore milled	**485,500**	539,500
	Average mill head grade (grams per tonne)	**1.35**	1.44
	Gold ounces produced	**19,700**	23,600
	Total cash cost per ounce – by-product	**$890**	$538
Marlin mine :	Tonnes of ore milled	**472,100**	487,600
	Average mill head grade (grams per tonne) – gold	**3.44**	3.75
	Average mill head grade (grams per tonne) – silver	**127**	113
	Gold ounces produced	**50,000**	56,700
	Silver ounces produced	**1,778,000**	1,613,400
	Total cash cost per ounce – by-product	**$260**	$20
	Total cash cost per ounce – co-product	**$599**	$511
Marigold mine : [1]	Tonnes of ore mined	**2,928,000**	1,907,000
	Tonnes of waste removed	**5,409,400**	7,034,400
	Tonnes of ore processed	**2,928,000**	1,907,000
	Average grade processed (grams per tonne)	**0.34**	0.43
	Gold ounces produced	**22,500**	18,900
	Total cash cost per ounce – by-product	**$901**	$726

(1)   Shown at Goldcorp's interest – 66.7%

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share amounts and where noted)

		Three Months Ended June 30	
		2013	2012
Production Data (Cont.):			
Wharf mine :	Tonnes of ore mined	**656,200**	1,300,000
	Tonnes of ore processed	**831,300**	853,600
	Average grade processed (grams per tonne)	**0.64**	0.70
	Gold ounces produced	**16,200**	18,300
	Total cash cost per ounce – by-product	**$808**	$602
Alumbrera mine : [(2)]	Tonnes of ore mined	**1,844,400**	3,270,300
	Tonnes of waste removed	**5,871,700**	6,233,100
	Tonnes of ore milled	**3,561,700**	3,656,500
	Average mill head grade (grams per tonne) – gold	**0.38**	0.43
	Average mill head grade (%) – copper	**0.37**	0.45
	Gold ounces produced	**29,900**	36,700
	Copper (thousands of pounds) produced	**21,600**	31,500
	Total cash cost per ounce – by-product	**$299**	($207)
	Total cash cost per ounce – co-product	**$907**	$723
Pueblo Viejo mine : [(3)]	Tonnes of ore mined	**943,700**	-
	Tonnes of waste removed	**134,400**	-
	Tonnes of ore processed	**443,400**	-
	Average grade (grams per tonne) – gold	**6.02**	-
	Average grade (grams per tonne) – silver	**40.0**	-
	Gold ounces produced	**81,000**	-
	Silver ounces produced	**206,800**	-
	Total cash cost per ounce – by-product	**$507**	-
	Total cash cost per ounce – co-product	**$531**	-
Financial Data:			
Cash flows from operating activities		**$80**	$510
Net (loss) earnings attributable to shareholders of Goldcorp Inc.		**$(1,934)**	$268
Net (loss) earnings per share – basic		**$(2.38)**	$0.33
Adjusted net earnings per share – basic		**$0.14**	$0.41
Weighted average shares outstanding (000's)		**812,043**	810,420

(2)   Shown at Goldcorp's interest – 37.5%

(3)   Shown at Goldcorp's interest – 40.0%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF (LOSS) EARNINGS

(In millions of United States dollars, except for per share amounts – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2013	2012[4]	2013	2012[4]
Revenues	$ 889	$ 1,081	$ 1,904	$ 2,292
Mine operating costs				
Production costs	**(545)**	(446)	**(1,048)**	(935)
Depreciation and depletion	**(165)**	(144)	**(315)**	(285)
	(710)	(590)	**(1,363)**	(1,220)
Earnings from mine operations	**179**	491	**541**	1,072
Exploration and evaluation costs	**(12)**	(16)	**(25)**	(35)
Share of net earnings (losses) of associates	**17**	(17)	**54**	(3)
Impairment of mining interests and goodwill	**(2,558)**	-	**(2,558)**	-
Corporate administration	**(63)**	(57)	**(123)**	(129)
(Loss) earnings from operations and associates	**(2,437)**	401	**(2,111)**	905
Losses on securities, net	**(9)**	(57)	**(12)**	(62)
Gains on derivatives, net	**22**	67	**71**	122
Finance costs	**(18)**	(9)	**(28)**	(15)
Other (expenses) income	**5**	(7)	**2**	7
(Loss) earnings before taxes	**(2,437)**	395	**(2,078)**	957
Income tax recovery (expense)	**503**	(127)	**453**	(210)
Net (loss) earnings attributable to shareholders of Goldcorp Inc.	$ **(1,934)**	$ 268	$ **(1,625)**	$ 747
Net (loss) earnings per share				
Basic	$ **(2.38)**	$ 0.33	$ **(2.00)**	$ 0.92
Diluted	**(2.38)**	0.26	**(2.01)**	0.78

(4) Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF COMPREHENSIVE (LOSS) INCOME

(In millions of United States dollars – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2013	**2012**[(4)]	**2013**	**2012**[(4)]
Net (loss) earnings attributable to shareholders of Goldcorp Inc.	$ **(1,934)**	$ 268	$ **(1,625)**	$ 747
Other comprehensive loss, net of tax				
Items that may be reclassified subsequently to net (loss) earnings:				
Mark-to-market losses on available-for-sale securities	**(32)**	(78)	**(66)**	(66)
Reclassification adjustment for impairment losses included in net (loss) earnings	**9**	50	**13**	55
Reclassification adjustment for realized gains on disposition of available-for-sale securities recognized in net (loss) earnings	**-**	-	**(1)**	-
	(23)	(28)	**(54)**	(11)
Total comprehensive (loss) income attributable to shareholders of Goldcorp Inc.	$ **(1,957)**	$ 240	$ **(1,679)**	$ 736

(4) Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars – Unaudited)

	Three Months Ended June 30		Six Months Ended June 30	
	2013	**2012**[(4)]	**2013**	**2012**[(4)]
Operating Activities				
Net (loss) earnings	$ (1,934)	$ 268	$ (1,625)	$ 747
Adjustments for:				
Dividends from associates	23	-	44	-
Reclamation expenditures	(5)	(6)	(8)	(11)
Items not affecting cash:				
Losses on securities, net	9	57	12	62
Impairment of mining interests and goodwill	2,558	-	2,558	-
Impairment of Primero convertible note	-	8	-	8
Depreciation and depletion	165	144	315	285
Share of net (earnings) losses of associates	(17)	17	(54)	3
Share-based compensation expense	22	22	40	50
Unrealized gains on derivatives, net	(13)	(67)	(62)	(122)
Accretion of reclamation and closure cost obligations	5	3	10	7
Deferred income tax (recovery) expense	(486)	73	(569)	(78)
Other	18	-	23	(2)
Change in working capital	(265)	(9)	(310)	(100)
Net cash provided by operating activities	80	510	374	849
Investing Activities				
Expenditures on mining interests	(517)	(579)	(996)	(1,116)
Deposits on mining interests expenditures	(65)	(46)	(119)	(96)
Interest paid	-	-	(9)	(9)
Purchases of money market securities and other investments	(45)	(3)	(598)	(17)
Proceeds from sales of securities and other investments, net	105	10	113	283
Other	(2)	3	(1)	11
Net cash used in investing activities	(524)	(615)	(1,610)	(944)
Net cash provided by investing activities of discontinued operations	-	-	8	5
Financing Activities				
Debt borrowings, net of borrowing costs	-	-	1,481	-
Borrowings from associates	-	-	131	-
Common shares issued, net of issue costs	-	3	-	9
Dividends paid to shareholders	(121)	(110)	(243)	(219)
Net cash (used in) provided by financing activities	(121)	(107)	1,369	(210)
Effect of exchange rate changes on cash and cash equivalents	1	-	1	-
(Decrease) increase in cash and cash equivalents	(564)	(212)	142	(300)
Cash and cash equivalents, beginning of period	1,463	1,370	757	1,458
Cash and cash equivalents, end of period	$ 899	$ 1,158	$ 899	$ 1,158

(4) Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars – Unaudited)

	June 30 2013	December 31 2012[4]	January 1 2012[4]
Assets			
Current assets			
Cash and cash equivalents	$ 899	$ 757	$ 1,458
Money market investments	491	-	272
Accounts receivable	454	567	403
Inventories and stockpiled ore	811	696	550
Notes receivable	5	5	40
Other	334	170	88
	2,994	2,195	2,811
Mining interests			
Owned by subsidiaries	22,384	23,902	22,249
Investments in associates	2,701	2,663	1,940
	25,085	26,565	24,189
Goodwill	1,454	1,737	1,737
Investments in securities	92	162	207
Notes receivable	28	37	42
Deposits on mining interests expenditures	141	95	73
Other	235	188	87
Total assets	$ 30,029	$ 30,979	$ 29,146
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 817	$ 830	$ 545
Income taxes payable	84	101	32
Derivative liabilities	54	68	65
Other	224	69	39
	1,179	1,068	681
Deferred income taxes	4,852	5,434	5,442
Long-term debt	2,287	783	737
Derivative liabilities	18	79	237
Provisions	481	500	355
Income taxes payable	58	62	113
Other	112	124	96
Total liabilities	8,987	8,050	7,661
Equity			
Shareholders' equity			
Common shares, stock options and restricted share units	17,152	17,117	16,992
Investment revaluation reserve	(3)	51	43
Retained earnings	3,680	5,548	4,237
	20,829	22,716	21,272
Non-controlling interests	213	213	213
Total equity	21,042	22,929	21,485
Total liabilities and equity	$ 30,029	$ 30,979	$ 29,146

(4) Effective January 1, 2013, the Company's 37.5% interest in Alumbrera, which was previously proportionately consolidated in the Company's consolidated financial statements, has been classified as an investment in associate and is accounted for using the equity method. The Company has accounted for this change in consolidation retrospectively and has restated the 2012 comparative periods accordingly.